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                                                                          [LOGO]

         , 2000



Dear Investor:



Once again, the general partners of Capital Source L.P. and Capital Source II L.P.-A are seeking your consent to a merger of the two partnerships, changing the business plan of the two partnerships and listing the units of the new company on the NASDAQ National Market.



While there was strong investor support for the merger described in the previous proposal, two investors challenged the transaction in a purported class action lawsuit. In order to settle this lawsuit, the company has agreed to change the proposed transaction, as described below and in the attached amended and restated prospectus/consent solicitation statement, which we believe makes the transaction more attractive.



In addition to the original transaction terms, this new proposal provides for special returns of capital to investors and the start of a unit repurchase program by the company following the merger. If you and the Delaware Court of Chancery approve the transaction, these enhancements will include:



    - a cash distribution to unit holders and note holders of $5,750,000 immediately following the merger;



    - an additional cash distribution of $4,750,000 to unit holders and note holders at the end of the first full quarter of operations; and



    - a unit repurchase program where the company will purchase up to $3,500,000 worth of the company's units on the open market, or in the alternative, at the option of the general partner, an additional cash distribution of $3,500,000.



This proposal is a result of the negotiation and settlement of the purported class action litigation, and is subject to approval by you, as a BAC holder, and the court.



In order to give all investors the opportunity to consider the additional transaction terms, the consents of the investors are being re-solicited. Your original consent card is no longer valid. In order to grant your consent for the merger, you must mark, sign and return the enclosed amended and restated consent card.



You again are asked to vote to approve or reject the merger. If the merger is approved by the investors and by the court, and only if it is approved, we will send you a follow-up election card where you may select units that represent equity, or notes that represent debt in the new company. The unit holders of the new company will have increased liquidity, as the units will be listed on NASDAQ, and will participate in the anticipated growth of the new company. The note holders are effectively lenders to the new company and will own an illiquid, unlisted, adjustable rate note redeemable at the general partner's discretion.



In this time of market uncertainty, we believe the new company will be a source of dependable income and have the potential to grow once the new business plan is successfully in place. The distribution of cash to unit holders will reduce the equity of the new company; however, the general partner believes it has the ability to achieve its goals of increased assets and the potential to increase distributions without excessive leverage.


Please read the enclosed materials, which go into greater detail, and call our investor services at 1-800-239-8787 if you have questions.

                                          Sincerely,

                                          /s/ Michael Yanney

                                          Michael Yanney,
                                          Chairman
                                          America First Companies